Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.300.016.331

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 1st, 2023

1.	Date, Time and Place: The Board of Directors (“Board”) met on December 1st, 2023, at 07:00 a.m., at the branch office of Suzano S.A. (“Company”) located at Avenida Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo.

2.	Attendance: The following Directors attended the meeting: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Machado Pessoa (Director), Gabriela Feffer Moll (Director), Maria Priscila Rodini Vansetti Machado (Director), Paulo Rogerio Caffarelli (Director), Paulo Sergio Kakinoff (Director) and Rodrigo Calvo Galindo (Director). Also attended this meeting, as guests, Mr. Walter Schalka, Chief Executive Officer (CEO), Mr. Marcelo Feriozzi Bacci, Finance and Investor Relations Executive Officer, and Mr. Marcos Chagas Assumpção.

3.	Chairman and Secretary: The meeting was chaired by Mr. David Feffer and Mr. Marcos Chagas Assumpção acted as secretary.

4.	Agenda: To resolve on the distribution of interest on equity declared to the balance of retained earnings referring to the fiscal year ending on December 31, 2023.

5.Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form.

6.Resolutions:

6.1After analyzing and discussing the matter on the agenda, the Directors present at the meeting approved, unanimously and without reservations, the distribution of interest on equity in the total gross amount of one billion and five hundred million Brazilian reais (BRL 1,500,000,000.00), at the ratio of BRL 1.163375077 per Company share, considering the number of “ex-treasury” shares as of the current date, declared to the balance of retained earnings ascertained in the balance sheet dated September 30, 2023, according to Article 27 of the Company’s Bylaws.

6.1.1.Payment of interest on equity declared herein will be made on January 10, 2024, in net value, without monetary correction, and will be subject to Withholding Income Tax at the current rate as per legislation in force. Shareholders, based on the shareholding position held at the end of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) trading session on December 7th, 2023 (base date in

Brazil), will be entitled to receive the compensation. The shares issued by the Company will be traded “ex-interest on equity” as of December 8th, 2023 (inclusive).

6.1.2.As for holders of American Depositary Receipts – ADRs referenced to shares issued by the Company and traded on New York Stock Exchange – NYSE, the payment of the interest on equity declared herein will be processed according to applicable procedures by the depositary bank, The Bank of New York Mellon.

6.1.3.The interest on equity declared herein will be attributed to the full amount of the minimum mandatory dividend for the fiscal year ended December 31st, 2023, pursuant to Article 27 of the Company’s Bylaws, and the residual amount of additional dividends for the fiscal year ending December 31st, 2023.

6.1.4.The procedures relating to the payment of interest on equity declared herein will be informed by the Company through a Notice to Shareholders to be published in due course.

6.2	Regarding the approval above, the members of the Board of Directors decide to authorize the Company’s Executive Board of Officers to perform any and all acts and sign any and all other documents necessary for the execution of the resolution approved herein.

7.	Closing: There being no further business, the meeting was closed. The minutes of the meeting was drafted, read and approved by all the Directors present.

São Paulo, SP, December 1st, 2023.

__________________________ David Feffer Chairman of the meeting and Chairman of the Board of Directors	__________________________ Marcos Chagas Assumpção Secretary
____________________________ Daniel Feffer Vice-Chairman of the Board of Directors	_____________________________ Nildemar Secches Vice-Chairman of the Board of Directors
_____________________________ Ana Paula Machado Pessoa Director	_____________________________ Gabriela Feffer Moll Director

______________________________ Maria Priscila Rodini Vansetti Machado Director	_____________________________ Paulo Rogerio Caffarelli Director
_____________________________ Paulo Sergio Kakinoff Director	_____________________________ Rodrigo Calvo Galindo Director